                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

     For the fiscal year ended December 31, 2004,

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from ________ to _________.

                             COMMISSION FILE NUMBER
                                     1-9645

             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                               INDEX TO FORM 11-K

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm................        3

Financial Statements:

Statements of Net Assets Available for Plan Benefits
  as of December 31, 2004 and 2003.....................................        4

Statement of Changes in Net Assets Available for Plan Benefits
  Year Ended December 31, 2004.........................................        5

Notes to Financial Statements..........................................        6

Supplemental Schedules:

Schedule of Assets (Held at End of Year) as of December 31, 2004.......       11

Schedule of Delinquent Participant Contributions Year Ended
  December 31, 2004....................................................       12

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

                    Date:  June 27, 2005

                    By: /s/ Randall T. Mays
                        -------------------------------------------------------
                        Name:  Randall T. Mays
                        Title: Executive Vice President/Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the financial statements of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and for the year ended December 31, 2004, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectives of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, and the schedule of delinquent participant contributions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2004, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas
June 22, 2005

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,  2004 AND 2003

                                                              2004             2003
ASSETS

INVESTMENT:
Plan interest in Clear Channel Communications, Inc. -
  Master Trust                                            $529,448,976     $472,372,648
                                                          ------------     ------------

RECEIVABLES:
Employer's contribution                                        461,116          285,086
Participants' contributions                                  1,439,423        1,480,581
                                                          ------------     ------------

Total receivables                                            1,900,539        1,765,667
                                                          ------------     ------------

TOTAL ASSETS                                               531,349,515      474,138,315
                                                          ------------     ------------

LIABILITIES

Administrative fees payable                                     13,183           26,256
                                                          ------------     ------------

TOTAL LIABILITIES                                               13,183           26,256
                                                          ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $531,336,332     $474,112,059
                                                          ============     ============

See notes to financial statements.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net appreciation in fair value of investments     $ 14,797,765
  Dividends and interest                              13,050,634
                                                    ------------

Total investment income                               27,848,399
                                                    ------------

Contributions:
Employer                                              16,701,351
Participants                                          52,936,906
Rollovers                                              2,799,343
                                                    ------------

Total contributions                                   72,437,600
                                                    ------------

TOTAL ADDITIONS                                      100,285,999
                                                    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                         45,703,706
Administrative expenses                                  107,337
                                                    ------------

TOTAL DEDUCTIONS                                      45,811,043
                                                    ------------

Net increase before transfer of plan assets           54,474,956
Transfer of plan assets                                2,749,317
                                                    ------------

Net increase                                          57,224,273

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                    474,112,059
                                                    ------------

End of year                                         $531,336,332
                                                    ============

See notes to financial statements.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.    DESCRIPTION OF PLAN

The following description of the Clear Channel Communications, Inc. (the Company and Plan Sponsor) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS -- Employer contributions to the Plan include matching contributions. Additionally, elective contributions may be made annually at the discretion of the plan sponsor's Board of Directors. The employer contribution was $16,701,351 for the year ended December 31, 2004.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions. Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $13,000 in 2004. The IRS also limits the amount of compensation that can be taken into account for Plan purposes; for 2004, the qualified plan compensation limit was $205,000. Employees participating in the Plan who will attain age 50 by December 31, 2004, are eligible to contribute an additional $3,000 in pre-tax "Catch-Up" contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one unitized common stock fund and nineteen registered investment funds of which two are closed to new investors.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with allocations of the plan sponsor's contribution and Plan earnings and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES -- Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the year ending December 31, 2004, approximately $915,025 of forfeitures was used to reduce employer contributions. There are unallocated forfeitures of approximately $7,900 as of December 31, 2004.

VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the plan sponsor's contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made prior to January 1, 2002. A participant is 100% vested after five years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made after January 1, 2002.

PARTICIPANT LOANS -- Participants may borrow from $1,000 up to a maximum of the lesser of i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the plan during the one year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the plan on the date on which the loan is made, or ii) 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear a fixed interest rate determined by the plan sponsor.

PAYMENT OF BENEFITS -- On termination of service, the Plan provides that benefits less than $5,000 will be paid by lump sum distribution or rollover. For benefits over $5,000, benefits may be paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant, or rolled over into another qualified plan. Hardship withdrawals are available to Plan participants upon approval.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2004 AND 2003

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value (see Note 3).

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.    PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST

The Master Trust was established for the investment of assets of the Plan and three other Clear Channel Communications, Inc. sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:

      -     Sponsored Company stock - quoted market price

      - Registered investment funds - net asset value of shares held at December 31

      -     Participant loans - valued at cost which approximates fair value

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

THE PROPORTIONATE INTEREST OF THE PLAN IN THE MASTER TRUST AT DECEMBER 31, 2004 AND 2003, WAS APPROXIMATELY 90.3% AND 90.6%, RESPECTIVELY.

The following table presents the fair values of investments and investment income for the Master Trust:

                                                       2004             2003
Investments at fair value:

  Clear Channel Communications, Inc.
    common stock (unitized)                        $ 57,868,991     $ 80,224,035
  Registered investment funds                       516,792,816      383,304,496
  Common commingled pool                                      -       48,623,212
  Participant loans                                  11,593,297        9,359,973
                                                   ------------     ------------

                                                   $586,255,104     $521,511,716
                                                   ============     ============

Investment income:

Net appreciation (depreciation) in fair
   value of investments:
  Clear Channel Communications, Inc.
    common stock (unitized)                        $(22,795,711)
  Registered investment funds                        38,032,500
  Common commingled pool                              3,167,841
                                                   ------------

                                                     18,404,630
  Interest and dividends                             14,276,857
                                                   ------------

                                                   $ 32,681,487
                                                   ============

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2004 AND 2003

4.    PLAN MERGERS

Effective March 31, 2004, all of the net assets of The WOKR-TV 401(k) Profit Sharing & Savings Plan merged into the Clear Channel Communications, Inc. 401(k) Savings Plan. Effective June 30, 2004, all of the net assets of MJI Broadcasting, Inc. 401(k) Plan merged into the Clear Channel Communications, Inc. 401(k) Savings Plan. The net assets transferred were recorded by the Clear Channel Communications, Inc. 401(k) Savings Plan at their fair market value at the date of merger. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from the effective date of respective plan mergers through December 31, 2004. A summary of the transferred net assets follows:

Investments at fair value:

  WOKR-TV 401(k) Profit Sharing & Savings Plan     $1,994,039
  MJI Broadcasting, Inc. 401(k) Plan                  755,278
                                                   ----------

                                                   $2,749,317
                                                   ==========

5.    INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003:

                                                      2004             2003
Clear Channel Communications, Inc.
  common stock (unitized*)                         $56,386,238     $78,227,576
Fidelity Puritan Fund                              $37,044,943     $39,210,293
Fidelity U.S. Equity Index Commingled Pool         $         -     $40,664,211
Fidelity Equity-Income Fund                        $39,441,409     $31,819,412
Fidelity Dividend Growth Fund                      $56,630,397     $49,038,048
Fidelity Retirement Money Market Portfolio         $29,484,851     $37,470,215
MSIFT Mid Cap Growth Portfolio - Adviser Class     $51,006,518     $40,681,770
PIMCO Total Return Fund - Institutional Class      $30,782,176     $27,902,362
Fidelity Low-Priced Stock Fund                     $54,521,854     $41,986,575
Fidelity Diversified International Fund            $38,667,869     $28,231,052
Spartan U.S. Equity Index Fund                     $47,628,470     $         -
Fidelity Freedom 2010 Fund                         $32,138,918     $         -

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Clear Channel Communications, Inc.
  common stock (unitized*)             $(22,235,610)
Common commingled pool                    2,663,342
Registered investment funds              34,370,033
                                       ------------
                                       $ 14,797,765
                                       ============

      *A non-registered fund comprised of the underlying Company stock and a short-term cash component.

6.    RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The plan sponsor paid approximately $154,000 in professional fees related to the Plan for the year ended December 31, 2004.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2004 AND 2003

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer's contributions allocated to their account.

8.    TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Effective January 1, 2003, the Clear Channel Communications, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters. Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.    SUBSEQUENT EVENTS

Effective January 1, 2005, Clear Channel began limiting the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay.

The Plan is to be amended, effective January 1, 2005, to allow Hardship withdrawals for a) the payment of burial or funeral expenses for the participant's deceased parent, spouse, children or dependents, and b) expenses for the repair of damages to the participant's principal residence that would qualify for the casualty deduction under section 165 of the IRC. The Plan is currently operating in accordance with this policy.

Effective with respect to distributions made on or after March 28, 2005, in the event of a mandatory distribution greater than $1,000, if a participant does not elect: a) to have such distribution paid directly to an eligible retirement plan in the form of a direct rollover, or b) to receive the distribution directly, then the distribution will be paid in a direct rollover to an individual retirement plan designated by the Committee.

On April 29, 2005, Clear Channel Communications, Inc. announced that its Board of Directors had approved a plan of strategic initiatives focused on significantly increasing shareholder value. The Plan includes: a) an initial public offering of approximately 10% of Clear Channel Outdoor; b) the 100% spin-off of Clear Channel Entertainment; c) a $3.00 per share special dividend; and d) a 50% increase in the Company's recurring quarterly dividend.

10.   RISK AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

                             SUPPLEMENTAL SCHEDULES

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4(i):  SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER:  74-1787539
PLAN NUMBER: 001
DECEMBER 31, 2004

                                              DESCRIPTION OF INVESTMENT,
                                               INCLUDING MATURITY DATE,
   IDENTITY OF ISSUER, BORROWER,             RATE OF INTEREST, COLLATERAL,
     LESSOR OR SIMILAR PARTY                    PAR OR MATURITY VALUE               CURRENT VALUE
-------------------------------------    ------------------------------------       -------------
   Spartan                               U.S. Equity Index Fund                     $  47,628,470

   MSIFT                                 Mid Cap Growth Portfolio - Adviser
                                         Class                                         51,006,518

   PIMCO                                 Total Return Fund - Institutional
                                         Class                                         30,782,176

   Harbor                                Small Cap Value Fund - Institutional
                                         Class                                            627,826

   Lord Abbett                           Mid-Cap Value Fund - Class Y                   8,680,672

*  Clear Channel Communications, Inc.    Common Stock (unitized)                       56,386,238

*  Fidelity Management Trust Company     Puritan Fund                                  37,044,943

*  Fidelity Management Trust Company     Equity-Income Fund                            39,441,409

*  Fidelity Management Trust Company     Low-Priced Stock Fund                         54,521,854

*  Fidelity Management Trust Company     Diversified International Fund                38,667,869

*  Fidelity Management Trust Company     Dividend Growth Fund                          56,630,397

*  Fidelity Management Trust Company     Small Cap Stock Fund                           3,842,408

*  Fidelity Management Trust Company     Freedom Income Fund                              737,595

*  Fidelity Management Trust Company     Freedom 2000 Fund                              1,159,023

*  Fidelity Management Trust Company     Freedom 2010 Fund                             32,138,918

*  Fidelity Management Trust Company     Freedom 2020 Fund                              9,297,881

*  Fidelity Management Trust Company     Freedom 2030 Fund                              2,979,239

*  Fidelity Management Trust Company     Freedom 2040 Fund                              1,486,063

*  Fidelity Management Trust Company     Retirement Money Market Portfolio             29,484,851

*  Fidelity Management Trust Company     Growth Company Fund                           16,189,277

   Participant Loans                     Various due dates with interest rates
                                         between 5% - 11.5%                            10,715,349
                                                                                    -------------

                                                                                    $ 529,448,976
                                                                                    =============

*  Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4(a): SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS EMPLOYER IDENTIFICATION NUMBER: 74-1787539
PLAN NUMBER:  001
YEAR ENDED DECEMBER 31, 2004

             TOTAL THAT CONSTITUTE NONEXEMPT PROHIBITED TRANSACTIONS

                                                                                  TOTAL
PARTICIPANT                                               CONTRIBUTIONS       FULLY CORRECTED
CONTRIBUTION                       CONTRIBUTIONS             PENDING            UNDER VFCP
TRANSFERRED    CONTRIBUTIONS         CORRECTED             CORRECTION             AND PTE
LATE TO PLAN   NOT CORRECTED       OUTSIDE VFCP              IN VFCP              2002-51
$     9,861*   $           -       $           -          $           -       $        9,861*

*Form 5330 was filed on April 15, 2005, excise tax paid, and correction made under EPCRS and in accordance with VFCP.

See accompanying report of independent registered public accounting firm.

                                  EXHIBIT INDEX

23.1  Consent of The Hanke Group, P.C.